Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2013

NEW YORK, (MARKETWIRE) – November 29, 2013 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2013.

Major Events:

•	Commencement of project in Hengyang City, Hunan Province of the PRC

During the period, the Group has commenced a new project in Hengyang City (the “Hengyang Project”) which is focused on agricultural logistics as well as urban rural migration re-development businesses. The planned site area of the Hengyang Project is approximately 2.7 million square meters with corresponding maximum gross floor area of approximately 7.5 million square meters. The Group has already entered into auctions and has acquired 196,606 square meters of land. The Group is also currently in the planning stage and in the process of obtaining various permits for the development of the Hengyang Project. The first phase of construction with total gross floor area of approximately 144,000 square meters is expected to commence in the near future.

Financial Highlights:

Continuing operations

The Group has two reportable operating segments, agricultural logistics business and rural-urban migration and city re-development business. Our agricultural logistics business is comprised of (1) development, sales and leasing properties of integrated agricultural logistics and trade centers and supporting facilities and (2) property management which engages in the management of developed properties within the logistics platforms. Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts.

Agricultural Logistics Business

•	Net revenue generated by the Group decreased from HK$206,579,000 for the six months ended September 30, 2012 to HK$152,471,000 for the six months ended September 30, 2013, representing a year-over-year decrease of 26.2%.

•	Sales of gross floor area decreased from 35,994 square meters for the six months ended September 30, 2012 to 24,391 square meters for the six months ended September 30, 2013, representing a year-over-year decrease of 32.2%. Gross floor area sold during the period consisted of trade centers of 24,270 square meters (2012: 35,994 square meters). Sales for the six months ended September 30, 2013 also included residential properties of 121 square meters.

•	Gross profit percentage decreased from 37.1% for the six months ended September 30, 2012 to 35.2% for the six months ended September 30, 2013.

•	Other income and gains, net were approximately HK$79,092,000 for the six months ended September 30, 2012. Other income and losses, net were a loss of approximately HK$5,680,000 for the six months ended September 30, 2013. Included in other income and (losses)/gains, net, was a government subsidy of HK$11,657,000 (2012: HK$35,027,000) for the six months ended September 30, 2013, representing a year-over-year decrease of 66.7%, a loss of HK$12,623,000 (2012: a gain of HK$52,221,000) arising from fair value changes of derivative components of convertible bonds and warrants. Other income and (losses)/gain, net, for the six month ended September 30, 2012 also included the transaction cost related to the derivative components of convertible bonds of HK$7,156,000.

•	Selling expenses decreased from HK$32,123,000 for the six months ended September 30, 2012 to HK$13,686,000 for the six months ended September 30, 2013, representing a year-over-year decrease of 57.4%.

•	Administrative expenses decreased from HK$54,155,000 for the six months ended September 30, 2012 to HK$49,211,000 for the six months ended September 30, 2013, representing a year-over-year decrease of 9.1%.

•	Finance income increased from HK$512,000 for the six months ended September 30, 2012 to HK$19,943,000 for the six months ended September 30, 2013, representing a year-over-year increase of 3,795.1%. Included in finance income was an interest income on other receivables of HK$19,491,000 for the six months ended September 30, 2013.

•	Income tax expenses decreased from HK$21,155,000 for the six months ended September 30, 2012 to HK$20,099,000 for the six months ended September 30, 2013, representing a year-over-year decrease of 5.0%. The effective tax rate increase from 39.3% for the six months ended September 30, 2012 to 480.3% for the six months ended September 30, 2013. The increase is contributed to expenses, including losses arising from the increase in fair value of derivative financial liabilities, which were non-deductible for tax purpose.

•	Net profit attributable to the equity holders of the Company was HK$24,622,000 for the six months ended September 30, 2012. Net loss attributable to equity holders of the Company was HK$20,584,000 for the six months ended September 30, 2013.

Rural-Urban Migration and City Re-Development Business

Since the disposal of the Company’s project in Qiqihar, the Group continues to operate its rural-urban migration and city re-development business through other subsidiaries and no results were generated in the six months ended September 30, 2013 and 2012 from this business.

Discontinued operations

Rural-Urban Migration and City Re-Development Business – Qiqihar

On November 30, 2012, the Company disposed of its entire equity interest in China Focus City (H.K.) Holdings Limited and, in effect, disposed of its entire equity interest in Qiqihar China Focus City (H.K.) Holdings Limited (Group) Co., Ltd. As a result of the disposal, our Rural-Urban Migration and City Re-development Business – Qiqihar was classified as discontinued operations, which comprised of (1) servicing and assignments of development rights and (2) development and sale of residential, commercial and other auxiliary properties in new city center district of Qiqihar City. As the discontinued operations ceased to operate during the year ended March 31, 2013, thus no results were generated in the six months ended September 30, 2013.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—	Investor Relations Department
Phone: (852) 2111 3815	E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2013		2013		2012
	US$’000		HK$’000		HK$’000
	(Unaudited)		(Unaudited)		(Unaudited)
	(Note 2)
Continuing Operations
Revenue		19,548		152,471		206,579
Cost of sales		(12,667)		(98,802)		(129,883)

Gross profit		6,881		53,669		76,696
Other income, net		1,548		12,072		35,621
Other (losses)/gains, net		(2,276)		(17,752)		43,471
Selling expenses		(1,755)		(13,686)		(32,123)
Administrative expenses		(6,309)		(49,211)		(54,155)

Operating (loss)/profit		(1,911)		(14,908)		69,510
Finance income		2,557		19,943		512
Finance costs		—		—		(12,570)

Finance income/(costs) –net		2,557		19,943		(12,058)
Share of losses of an associate		(109)		(850)		(3,681)

Profit before income tax		537		4,185		53,771
Income tax expenses		(2,577)		(20,099)		(21,155)

(Loss)/profit for the period from continuing operations		(2,040)		(15,914)		32,616
Discontinued Operations
Loss for the period from discontinued operations, net of tax		—		—		(10,312)

(Loss)/profit for the period		(2,040)		(15,914)		22,304

Attributable to:
Equity holders of the Company		(2,639)		(20,584)		14,310
Non-controlling interests		599		4,670		7,994

		(2,040)		(15,914)		22,304

(Loss)/earnings per share attributable to equity holders of the Company during the period
Basic (loss)/earnings per share
From continuing operations	US$	(0.04)	HK$	(0.28)	HK$	0.33
From discontinued operations		—		—	HK$	(0.14)

	US$	(0.04)	HK$	(0.28)	HK$	0.19

Diluted loss per share
From continuing operations	US$	(0.04)	HK$	(0.28)	HK$	(0.20)
From discontinued operations		—		—	HK$	(0.12)

	US$	(0.04)	HK$	(0.28)	HK$	(0.32)

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2013	2013	2012
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
(Loss)/profit for the period	(2,040)	(15,914)	22,304
Other comprehensive income/(loss), net of tax:
Items that may be reclassified to income statement
Exchange difference on translation of foreign operations	4,511	35,187	(4,251)

Total comprehensive income for the period	2,471	19,273	18,053

Total comprehensive income/(loss) for the period attributable to:
Equity holders of the Company
Continuing operations	1,651	12,875	20,606
Discontinued operations	—	—	(10,312)

	1,651	12,875	10,294

Non-controlling interests
Continuing operations	820	6,398	7,759
Discontinued operations	—	—	—

	820	6,398	7,759

	2,471	19,273	18,053

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		March 31,
	2013	2013	2013
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Non-current assets
Investment properties	72,401	564,730	553,633
Investment properties under construction	1,973	15,393	15,077
Property, plant and equipment	13,574	105,876	107,145
Land use rights	10,111	78,867	78,407
Deposit for investment properties	1,927	15,033	14,738
Deposit for acquisition of land use rights	16,420	128,073	125,556
Interest in an associate	3,330	25,970	26,298
Deferred income tax assets	349	2,724	—
Restricted and pledged bank deposits	1,778	13,866	13,594

	121,863	950,532	934,448

Current assets
Completed properties held for sale	55,132	430,033	501,620
Properties under development	157,964	1,232,118	931,404
Land use rights	281	2,191	2,178
Deposit for acquisition of land use rights	82,456	643,153	—
Trade and other receivables	49,763	388,155	433,507
Restricted and pledged bank deposits	4,605	35,920	35,182
Cash and cash equivalents	30,231	235,800	364,539

	380,432	2,967,370	2,268,430

Current liabilities
Trade payables, other payables and accruals	90,659	707,139	383,370
Receipt in advance	4,285	33,427	37,469
Current income tax liabilities	34,515	269,217	245,569
Derivative financial liabilities	41,942	327,145	314,522
Bank and other borrowings	73,048	569,772	286,703

	244,449	1,906,700	1,267,633

Net current assets	135,983	1,060,670	1,000,797

Total assets less current liabilities	257,846	2,011,202	1,935,245

Non-current liabilities
Deferred income tax liabilities	10,866	84,755	83,090
Bank and other borrowings	42,196	329,129	297,271
Convertible bonds	42,286	329,830	306,669
Loan from a non-controlling interest of a subsidiary	7,538	58,800	58,800

	102,886	802,514	745,830

Net assets	154,960	1,208,688	1,189,415

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		March 31,
	2013	2013	2013
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Equity
Equity attributable to equity holders of the Company
Share capital	73	573	573
Reserves	150,455	1,173,546	1,160,671

	150,528	1,174,119	1,161,244
Non-controlling interests	4,432	34,569	28,171

Total equity	154,960	1,208,688	1,189,415

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2013	2013	2012
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Net cash (used in)/generated from operating activities	(55,692)	(434,395)	1,169

Net cash used in investing activities	(238)	(1,853)	(19,318)

Net cash generated from financing activities	38,803	302,663	239,079

Net (decrease)/increase in cash and cash equivalents	(17,127)	(133,585)	220,930
Cash and cash equivalents at beginning of the period	46,736	364,539	343,578
Effect of foreign exchange rate changes	622	4,846	(928)

Cash and cash equivalents at end of the period	30,231	235,800	563,580

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessarily indicative of results of any other interim period or for the full fiscal year. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2013.

2.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.0, representing the rate on September 30, 2013 for U.S. dollar in New York for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.